FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Initial 30% Reduction Target in Greenhouse Gas (“GHG”) Emissions by 2030

Toronto, Ontario (June 13, 2022) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) is pleased to announce its Company target of a 30% reduction in absolute GHG emissions by 2030 from the 2020/2021 average baseline year. This target includes scope 1 and scope 2 GHG emissions, inclusive of all GHG emissions covered by the Kyoto Protocol[1]. This is a significant milestone in Alamos’ sustainability journey and considered a credible target[2] by definition of the Carbon Disclosure Project (“CDP”).

Alamos is already an industry leader in GHG emission intensity with an average of 0.38 tCO2e per ounce of gold produced across its three operating mines (base year 2020/2021), 43% lower than the mining industry average of 0.67 tCO2e per ounce of gold.

Ref. S&P Global Market Intelligence, ‘Greenhouse gas and gold mines – Emissions intensities unaffected by lockdowns’, https://www.spglobal.com/marketintelligence/en/news-insights/blog/greenhouse-gas-and-gold-mines-emissions-intensities-unaffected-by-lockdowns
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[1] Greenhouse gases include carbon dioxide (CO2), methane (CH4), nitrous oxide (N2O), perfluorocarbons (PFCs), hydrofluorocarbons (HFCs), and sulfur hexafluoride (SF6)
[2] Covering at least 70% of emissions set between 5-15 years, or have been validated by SBTi (Science Based Targets initiative)

TRADING SYMBOL: TSX:AGI NYSE:AGI

The 30% absolute reduction in GHG emissions will decrease Alamos’ emission intensity by 55%. This includes the development of the Lynn Lake project, which is expected to begin producing within the target period.

As part of the Company’s emission reduction strategy, Alamos developed an Energy and Greenhouse Gas Management Standard in support of its Sustainability Performance Management Framework. This included completing Energy and Carbon Management System assessments at its operating sites to develop a baseline for its existing Energy Management programs. Alamos reviewed and costed over 30 different GHG emission reduction opportunities across the organization and utilized a Marginal Abatement Cost Curve to prioritize the projects that will support the achievement of its emission reduction target.

Options investigated included renewable energy and clean grid capacity, green fleet (hybrid or battery electric vehicles), electrification of process, and conversion to cleaner fuels. Electric conveyance systems were installed during the lower mine expansion at the Young-Davidson Mine reducing the Company’s reliance on diesel consumption and the Company is working to connect to grid power at the Mulatos Mine to offset diesel power generation. The Company is also considering increasing use of biodiesel vs. conventional diesel at all operations, and replacing propane with compressed natural gas for mine-air heaters at underground operations.

The Company’s target to reduce GHG emissions is in support of Canada’s Paris Accord Commitment and the World Gold Council’s (WGC) commitment for members to adopt the recommendations of the Task Force on Climate-Related Financial Disclosure (TCFD).

Alamos’ GHG emission information can be found within its Annual ESG reports which are available on the Company’s website at www.alamosgold.com. Scope 3 emissions are currently estimated by Alamos and will be considered as part of our reduction strategy in the near future. No offsets are included in emission projection calculations. Alamos is committed to producing a Climate Change report aligned with the TCFD disclosure recommendations, which will outline how the Company intends to achieve its 2030 goal to reduce absolute emissions by 30% from a 2020/2021 average baseline year.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

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TRADING SYMBOL: TSX:AGI NYSE:AGI

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward Looking Statements
This press release contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed, to be, forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", "anticipate", "intend", "estimate", “potential”, “target”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms.
Such statements in this press release include, but may not be limited to: information as to strategy, plans or future performance such as expected development of and production from the Lynn Lake project and timelines related thereto; intended connection to grid power at the Mulatos Mine to offset diesel power generation; potential increased use of biodiesel instead of conventional diesel at all operations; potential use of compressed natural gas for mine-air heaters at underground operations instead of propane; target reductions in GHG emissions; estimated scope 3 emissions and their intended consideration as part of the Company’s reduction strategy; and the intended production of a Climate Change report aligned with TCFD disclosure recommendations; and all other statements that express management’s expectations or estimates of future plans and performance.
Alamos cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.
Such factors and assumptions underlying the forward-looking statements in this press release include, but are not limited to: operations may be exposed to new diseases, epidemics and/or pandemics, including the effects and potential effects of the ongoing global COVID-19 pandemic; the impact of the ongoing COVID-19 pandemic on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico, the United States and Turkey; government and the Company’s attempts to reduce the spread of COVID-19 which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates (particularly the Canadian Dollar, Mexican Peso, U.S. Dollar and Turkish Lira); the impact of inflation; changes in the Company's credit rating; any decision to declare a quarterly dividend; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays in permitting; delays in construction decisions and any development of the Lynn Lake project; the risk that the Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation (including tax and employment legislation), controls or regulations in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.

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TRADING SYMBOL: TSX:AGI NYSE:AGI

Additional risk factors and details with respect to risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release are set out in the Company's latest 40-F/Annual Information Form under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this press release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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